UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 12, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 12 October 2026 – On 6 May 2026, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026.

Under the programme initiated 6 May 2026, Novo Nordisk will repurchase B shares for an amount up to DKK 11,200,000,010.45 in the period from 6 May 2026 to 1 February 2027.

Since the announcement 5 October, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	21,845,000		6,447,270,879
5 October 2026	245,000	246.39	60,365,707
6 October 2026	250,000	247.50	61,874,647
7 October 2026	250,000	250.87	62,717,325
8 October 2026	250,000	251.66	62,914,296
9 October 2026	250,000	254.93	63,733,579
Accumulated under the programme	23,090,000		6,758,876,433

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 51,889,876 B shares of DKK 0.10 as treasury shares, corresponding to 1.2% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15 billion during a 12-month period beginning 4 February 2026. As of 9 October 2026, Novo Nordisk has since 4 February 2026 repurchased a total 37,849,179 B shares at an average share price of DKK 278.97 per B share equal to a transaction value of DKK 10,558,876,422.

Novo is the global healthcare company that believes lasting health starts now. For over a century, we’ve combined leading scientific expertise with a deep understanding of people’s lives. We develop treatments and support that help millions of people make progress they can see, feel and sustain now and in the future. Every day, over 67,000 employees around the world advance our purpose to drive change for lasting health. Through our partnerships, programmes and investments, we’re working to prevent disease, expand access to treatments and reduce our environmental impact to help even more people live healthier lives. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com and follow us on Instagram, LinkedIn, TikTok, Facebook, X and YouTube.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	USMediaRelations@novonordisk.com

Novo Nordisk Investors:
Michael Novod	Sina Meyer
+45 3075 6050	+45 3079 6656
nvno@novonordisk.com	azey@novonordisk.com

Christoffer Togo Solgaard-Tullin	Max Ung
+45 3079 1471	+45 3077 6414
cftu@novonordisk.com	mxun@novonordisk.com

Ida Schaap Melvold	Mads Berner Bruun
+45 3077 5649	+45 3075 2936
idmg@novonordisk.com	mbbz@novonordisk.com

Frederik Taylor Pitter (US)	Alex Bruce (US)
+1 609 613 0568	+1 640 230 0276
fptr@novonordisk.com	axeu@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 61 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 12, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer